June 7, 2007
VIA EDGAR AND E-MAIL
Todd K. Schiffman
Assistant Director, Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Doral Financial Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 011-31579
Dear Mr. Schiffman:
          On behalf of our client Doral Financial Corporation (“Doral Financial”), we have set forth below the responses of Doral Financial to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter to Dennis G. Buchert, dated June 1, 2007 (the “Comment Letter”), to the preliminary proxy statement filed by Doral Financial on May 24, 2007 (the “Preliminary Proxy Statement”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.
          Concurrently with the delivery of this letter, Doral Financial is filing a revised version of the Preliminary Proxy Statement (as revised, the “Revised Preliminary Proxy Statement”), containing the revisions described in this letter, as well as updates for recent developments and other changes. All references to page numbers in this letter refer to page numbers of the Revised Preliminary Proxy Statement, and all capitalized terms used but not defined in this letter have the meanings assigned to such terms in the Revised Preliminary Proxy

Todd K. Schiffman, p. 2
Statement. For your convenience, a courtesy copy of the Revised Preliminary Proxy Statement is enclosed.
General
1.	Please revise the proxy statement to clarify that it is in preliminary form.
     We note the Staff’s comment and confirm that Doral Financial has included a legend on page 1 to clarify that the proxy statement is in preliminary form.
Shareholder Letter
2.	Please revise to clarify the dilutive impact of the transaction on current shareholders. Do the same on page 5 under the subtitle “Purpose and Effects of the Issuance.”
     We note the Staff’s comment and confirm that Doral Financial has included language in the Revised Preliminary Proxy Statement clarifying the dilutive impact of the transaction on Doral Financial’s current shareholders in the Shareholder Letter and under “Summary — Purpose and Effects of the Issuance” on page 5 and “Proposal 1 — Issuance of Shares of Common Stock — Purpose and Effects of the Issuance” on page 18.
3.	Please revise to state that a majority vote is required to approve the proposed transaction.
     We note the Staff’s comment and confirm that Doral Financial has revised the Shareholder Letter to clarify that certain approvals needed to consummate the transaction require the affirmative vote of a majority of Doral Financial’s outstanding shares.
Summary of the Issuance
Governance Following the Issuance, page 7
4.	In light of the statement that you expect the majority of the board to resign as of the Issuance, please clarify why an election of directors is being held at the shareholder meeting.
     We note the Staff’s comment and confirm that Doral Financial has included in the Revised Preliminary Proxy Statement language on page 7 under “Summary of the Issuance — Governance Following the Issuance,” on page 49 under “Proposal 1 — Issuance of Shares of Common Stock — Governance Following the Issuance” and on page 68 under “Proposal 1 — Issuance of Shares of Common Stock — Terms of the Securityholders Agreement — Corporate Governance” to clarify that an election of directors is being held because Doral Financial’s by-laws provide for the election of directors annually and because there will not be certainty regarding the consummation of the Issuance at the time of the annual meeting.

Todd K. Schiffman, p. 3
Conditions to Closing, page 8
5.	Please revise this section to clarify or otherwise disclose clearly in plain English the contingencies on which this transaction depends. Please use active language; “Holdings must...”, for example, rather than, “With respect to Holdings, there not being any action...”
     We note the Staff’s comment and confirm that Doral Financial has revised this section to clarify or otherwise disclose clearly in plain English the contingencies on which the transaction depends.
6.	Please reorder the bullets in rough order of importance or significance. It would appear, for example, that the need for the company to obtain an additional $215 million, currently listed as the third bullet from last, is much more significant than many of the earlier bullet points.
     We note the Staff’s comment and confirm that Doral Financial has reordered the bullets in rough order of importance or significance, as requested by the Staff.
No Solicitation of Alternative Transaction, page 9
Termination of Stock Purchase Agreement, page 10
Consequences of Termination of Stock Purchase Agreement, page 11
7.	Please revise these sections to shorten them and to eliminate the legalistic language to the extent possible.
     We note the Staff’s comment and confirm that Doral Financial has, to the extent possible, shortened these sections and attempted to minimize the use of legalistic language.
Settlement of Securities Class Action and Shareholder Derivative Litigation, page 13
8.	Please move this discussion to a more prominent place in the Summary.
     We note the Staff’s comment and confirm that Doral Financial has moved the discussion of the settlement of its securities class action and shareholder derivative litigation to page 7, in a more prominent place in the Summary.
Governance Following the Issuance
9.	We note the statement that the five members designated by the investors in Parent GP will “also” serve on the board. Does this mean that they will be in addition to the 11 members of the board? If so, why do you repeatedly state that there will be 11 board members? Please revise to clarify here and elsewhere as necessary.

Todd K. Schiffman, p. 4
     We note the Staff’s comments and confirm that Doral Financial has clarified in the Revised Preliminary Proxy Statement on page 5 under “Summary — Parties to the Issuance — Doral Holdings Delaware, LLC” and on page 49 under “Proposal 1 — Issuance of Shares of Common Stock — Governance Following the Issuance” that each of five of the investors in Parent GP will have the right to name one director to Parent GP’s five-member board of directors and that such directors will also serve as five of the 11 members of Doral Financial’s Board of Directors following the Issuance.
Certain Relationships and Related Transactions, page 81
10.	For each loan in which a related person (as defined in Instruction l(a) to Item 404(a) of Regulation S-K) had a direct or indirect material interest, please include the disclosures required by Item 404(a)(5). We note that you do not, and, it appears, cannot make the representations set forth in Instruction 4.c.iii to Item 404(a).
         We note the Staff’s comment and confirm that Doral Financial has included in the Revised Proxy Statement the information required by Item 404(a)(5) with respect to the related party loan for which Doral Financial is unable to make the representations set forth in Instruction 4.c.iii to Item 404(a) of Regulation S-K. This disclosure is set forth under “Proposal 5 — Election of Directors and Related Matters — Certain Relationships and Related Transactions” on page 89.
Compensation Discussion and Analysis, page 84
11.	Please explain more specifically how the various elements of your compensation are structured so as to reflect the performance of the individual executive. To what extent will increases in salary, bonuses, etc., require an increase in the employee’s production level? In other words, what is the degree of difficulty involved in reaching a higher benchmark and obtaining a corresponding increase in compensation? See Item 402(b)(2)(vi) and (vii).
         We note the Staff’s comments and confirm that Doral Financial has supplemented the discussion under “Proposal 5 — Election of Directors and Related Matters — Compensation Discussion and Analysis — Overview of Executive Compensation Components — Performance-Based Incentive Compensation” on page 95 in response to the Staff’s comments to better reflect the expected degree of difficulty in obtaining performance-based incentive compensation and the allocation of such compensation between the financial and the individual portion of the overall incentive opportunity.
12.	Please revise to clarify the procedures to be followed in effecting increases in compensation. In particular, are there different procedures for setting Mr. Wakeman’s compensation as opposed to that of the other named executives?
         We note the Staff’s comments and confirm that Doral Financial has supplemented the discussion under “Proposal 5 — Election of Directors and Related Matters — Compensation Discussion and Analysis — 2006 Executive Compensation — Chief Executive Officer” and “—

Todd K. Schiffman, p. 5
Other Named Executive Officers” on pages 93 and 94, respectively, in response to the Staff’s comments.
13.	To the extent that Mr. Wakeman’s ongoing compensation will continue to be notably greater than those of the other executives, please revise to address the difference. In the last paragraph of Section II(B)(l) of Release 33-8732A, the Commission stated that material differences in the compensation policies between the named executive officers should be discussed. Please also refer to Item 402(b)(2)(vii).
         We note the Staff’s comment and confirm that Doral Financial has supplemented the discussion under “Proposal 5 — Election of Directors and Related Matters — Compensation Discussion and Analysis — 2006 Executive Compensation — Chief Executive Officer” on page 94 and “Compensation Discussion and Analysis — Overview of Executive Compensation Components — Performance-Based Incentive Compensation” on page 95 in response to the Staff’s comment.
Annex C
14.	We note in the penultimate paragraph of the Rothschild opinion the statement that the opinion is provided “solely” for the benefit of the board. Please obtain a revised opinion which eliminates the implication that shareholders may not rely on the opinion.
         We note the Staff’s comment and confirm that Doral Financial has obtained from Rothschild and attached as Annex C to the Revised Preliminary Proxy Statement a revised opinion that eliminates the implication that shareholders may not rely on the opinion.
Preliminary Proxy Card
15.	Please revise to indicate that this proxy card is in preliminary form. See Rule 14a-6(e)(1) of Regulation 14A.
         We note the Staff’s comments and confirm that Doral Financial has included a legend on proxy card to clarify that the proxy card is in preliminary form.
* * *

Todd K. Schiffman, p. 6
     We very much appreciate the Staff’s review of this filing. If you have any questions regarding the Revised Preliminary Proxy Statement or these responses, please feel free to contact me at (212) 225-2370 or my colleague, Francisco Cestero, at (212) 225-2739. In addition, you may direct any further correspondence to my attention by facsimile at (212) 225-3999.

Very truly yours,

/s/ Victor I. Lewkow

Victor I. Lewkow

cc:	Dennis G. Buchert, Chairman of the Board of Doral Financial Corp. Francisco L. Cestero